

June 28, 2010

<u>Via facsimile to ((212) 701-5950) and U.S. Mail</u>

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Santander Bancorp.**
> **Schedule TO**
> **Schedule 13E-3**
> **Filed June 24, 2010 by Administracion de Bancos Latinoamericanos**
> **Santander, S.L. and Banco Santander, S.A.**
> **File No. 005-85127**

Dear Mr. Kronfeld:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

<u>Special Factors</u>

<u>Fairness of the Transactions – Our Position as to the Fairness of the Transactions, page 20</u>

1.   Please revise the first sentence of this section to remove doubt from whether members of the Santander Group are affiliates of the company under Rule 13e-3.

2.   Please describe the contents of the draft presentation prepared by Sandler O'Neill on June 18, 2010, and file it as an exhibit to Schedule 13E-3. Refer to Items 1015 and 1016(c) of Regulation M-A. Also, please tell us whether Sandler O'Neill delivered a report and opinion in December 2009 in connection with your initial announcement of the tender offer; if there was such a report and/or opinion, please describe its results and file it as requested above.

Factors Considered in Determining Fairness, page 20

3.   We note that Parent considered Sandler O'Neill's analysis and opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether Parent adopted Sandler O'Neill's analysis and opinion. Alternatively, revise your disclosure to include all of the disclosure required by Item 1014(b) of Regulation M-A with respect to the board of directors' fairness determination.

4.   Please provide the disclosure required by Item 1014(e) of Regulation M-A and Instruction 2 therefor.

Opinion of Sandler O'Neill, page 24

5.   Please revise to disclose the per-transaction data underlying the results described in the Precedent Buy-In Transactions analysis.

6.   With respect to the Precedent Buy-In Transactions analysis, please explain how Sandler O'Neill considered the median and mean results for U.S. transactions in arriving at its fairness opinion given that those results indicate a significantly higher premium paid than in the current transaction. Also, in an appropriate location, explain how, if at all, Parent considered these results.

7.   With respect to the Comparable Group analysis, please revise to explain how the results support the Sandler O'Neill fairness opinion.

Company Financial Projections, page 31

8.   With a view toward revised disclosure, please tell us why you disclose only summary information instead of the complete financial projections you received from the company and shared with Sandler O'Neill.

The Offer and the Merger, page 34

9.   Please revise your disclosure on pages 39, 52, and A-8 to remove the knowledge qualifier or explain to us why you are unable to obtain the information from affiliated persons in an unqualified manner.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions